Exhibit 1A-11

Independent Auditor’s Acknowledgement

We agree to the inclusion in the Offering Circular Document dated July 12, 2022, issued by Multi-Housing Income REIT, LLC, of our report, dated May 16, 2022, relating to the financial statements of Multi-Housing Income REIT, LLC as of and for the years ended December 31, 2021 and 2020.

/s/ CohnReznick LLP

Atlanta, Georgia

July 12, 2022